T. Rowe Price®
INVEST WITH CONFIDENCE

NEWS RELEASE

T. ROWE PRICE GROUP REPORTS SECOND QUARTER 2017 RESULTS

Assets Under Management Increase to $903.6 Billion

BALTIMORE (July 25, 2017) - T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its second quarter of 2017 results, including net revenues of $1.2 billion, net income of $373.9 million, and diluted earnings per common share of $1.50. On a comparable basis, net revenues were $1.0 billion, net income was $203.3 million, and diluted earnings per common share was $.79 in the second quarter of 2016. The 2016 results included the nonrecurring operating charge of $166.2 million related to the Dell appraisal rights matter, which reduced net income by $100.7 million, or $.39 in diluted earnings per common share. A summary of the impact the matter has had on the firm's periodic financial results is summarized in a table at the back of this release. Adjusted diluted earnings per share for the second quarter of 2017 is up 15.3% compared to the 2016 quarter.

Financial Highlights

The table below presents financial results on a U.S. GAAP basis as well as a non-GAAP basis that adjusts for the impact of the Dell appraisal rights matter, the firm's consolidated sponsored investment portfolios, and other non-operating income. The firm believes the non-GAAP financial measures below provide relevant and meaningful information to investors about its core operating results.

	Three months ended			Six months ended		
(in millions, except per-share data)	6/30/2016 [1]	6/30/2017	% change	6/30/2016 [1]	6/30/2017	% change
U.S. GAAP Basis						
Investment advisory fees	$ 920.6	$ 1,043.9	13.4 %	$ 1,791.4	$ 2,035.0	13.6 %
Net revenues	$ 1,044.7	$ 1,171.6	12.1 %	$ 2,038.8	$ 2,285.2	12.1 %
Operating expenses	$ 761.2	$ 664.0	(12.8)%	$ 1,344.4	$ 1,255.9	(6.6)%
Net operating income	$ 283.5	$ 507.6	79.0 %	$ 694.4	$ 1,029.3	48.2 %
Non-operating income	$ 41.5	$ 112.0	169.9 %	$ 126.6	$ 227.0	79.3 %
Net income attributable to T. Rowe Price Group	$ 203.3	$ 373.9	83.9 %	$ 507.4	$ 759.8	49.7 %
Diluted earnings per common share	$ .79	$ 1.50	89.9 %	$ 1.97	$ 3.04	54.3 %
Weighted average common shares outstanding assuming dilution	252.6	243.0	(3.8)%	252.2	244.2	(3.2)%
Adjusted[2]						
Operating expenses	$ 593.3	$ 662.3	11.6 %	$ 1,175.2	$ 1,302.4	10.8 %
Net income attributable to T. Rowe Price Group	$ 285.6	$ 317.9	11.3 %	$ 545.7	$ 615.1	12.7 %
Diluted earnings per common share	$ 1.11	$ 1.28	15.3 %	$ 2.12	$ 2.46	16.0 %
Assets under Management (in billions)						
Average assets under management	$ 772.7	$ 885.9	14.6 %	$ 750.4	$ 865.6	15.4 %
Ending assets under management	$ 776.6	$ 903.6	16.4 %	$ 776.6	$ 903.6	16.4 %

[1] Prior year amounts have been adjusted to reflect the impact of implementing new stock-based compensation accounting guidance in the third quarter of 2016.
[2] See the reconciliation to the comparable U.S. GAAP measures at the end of this earnings release.

1

Assets Under Management

Assets under management increased $42.0 billion in the second quarter of 2017 to $903.6 billion at June 30, 2017. The firm's net cash inflows were $3.7 billion in the second quarter of 2017. There were $7.6 billion of client transfers from the mutual funds to other portfolios. The components of the change in assets under management are shown in the table below.

	Three months ended 6/30/2017			Six months ended 6/30/2017		
(in billions)	Sponsored U.S. mutual funds	Other investment portfolios	Total	Sponsored U.S. mutual funds	Other investment portfolios	Total
Assets under management at beginning of period	$ 548.3	$ 313.3	$ 861.6	$ 514.2	$ 296.6	$ 810.8
Net cash flows before client transfers	1.9	1.8	3.7	4.4	—	4.4
Client transfers from mutual funds to other portfolios	(7.6)	7.6	—	(7.9)	7.9	—
Net cash flows after client transfers	(5.7)	9.4	3.7	(3.5)	7.9	4.4
Net market appreciation and income, net of distributions not reinvested	23.9	14.4	38.3	55.8	32.6	88.4
Change during the period	18.2	23.8	42.0	52.3	40.5	92.8
Assets under management at June 30, 2017	$ 566.5	$ 337.1	$ 903.6	$ 566.5	$ 337.1	$ 903.6

The firm's net cash flows were in the following asset classes:

(in billions)	Three months ended 6/30/2017	Six months ended 6/30/2017
Stock and blended asset	$ (1.4)	$ (5.3)
Bond, money market, and stable value	5.1	9.7
Total net cash flows	3.7	4.4

Net cash flows into the firm's target date retirement portfolios were $3.1 billion in the second quarter of 2017 and $5.4 billion in the first half of 2017.

The firm's assets under management by asset class and in the firm's retirement date portfolios are as follows:

	As of		
(in billions)	12/31/2016	3/31/2017	6/30/2017
Equity	$ 450.6	$ 482.9	$ 508.9
Fixed income	121.2	123.5	125.4
Asset allocation	239.0	255.2	269.3
Total assets under management	$ 810.8	$ 861.6	$ 903.6
Target date retirement portfolios	$ 189.2	$ 202.6	$ 213.8

Investors domiciled outside the United States accounted for about 5% of the firm's assets under management at December 31, 2016, and June 30, 2017.

2

Capital Management

T. Rowe Price remains debt-free with ample liquidity, including cash and sponsored portfolio investment holdings as follows:

(in millions)	12/31/2016	6/30/2017
Cash and cash equivalents	$ 1,204.9	$ 1,542.2
Discretionary investments in sponsored investment portfolios	700.6	678.7
Total discretionary investments	1,905.5	2,220.9
Redeemable seed capital investments in sponsored investment portfolios	1,263.8	1,169.1
Investments in sponsored investment portfolios to hedge supplemental savings plan liability	—	172.3
Total cash and sponsored investment holdings	$ 3,169.3	$ 3,562.3

The firm's common shares outstanding decreased since the end of 2016 as it expended $447.0 million during the first half of 2017 to repurchase 6.5 million shares, or 2.6%, of its outstanding common shares, including $130.7 million to repurchase 1.9 million shares during the second quarter of 2017. The firm invested $82.6 million during the first half of 2017 in capitalized facilities and technology and expects capital expenditures for 2017 to be up to $200 million, of which about two-thirds is planned for technology initiatives. These expenditures are expected to continue to be funded from operating resources.

Investment Performance

The percentage of T. Rowe Price mutual funds (across share classes) that outperformed their comparable Lipper averages on a total return basis and that are in the top Lipper quartile for the one-, three-, five-, and 10-years ended June 30, 2017, were:

	1 year	3 years	5 years	10 years
Outperformed Lipper averages				
All funds	68%	81%	83%	85%
Asset allocation funds	90%	96%	95%	93%
Top Lipper quartile				
All funds	44%	56%	58%	61%
Asset allocation funds	66%	67%	84%	79%

In addition, 88% of the rated Price Funds' assets under management ended the quarter with an overall rating of four or five stars from Morningstar. The performance of the firm's institutional strategies against their benchmarks remains very competitive especially over longer time periods.

3

4 Financial Results Investment advisory revenues earned in the current quarter from the T. Rowe Price mutual funds distributed in the U.S. were $754.3 million, an increase of 12.7% from the comparable 2016 quarter. Average U.S. mutual fund assets under management increased 13.8% to $560.2 billion. Investment advisory revenues earned in the current quarter from other investment portfolios were $289.6 million, an increase of 15.1% from the comparable 2016 quarter. Average assets under management for these portfolios increased 16.1% to $325.7 billion. The firm has reduced the management fees of certain of its mutual funds and other investment portfolios since mid-2016. These reductions were a factor in why investment advisory revenue grew slower than average assets under management during 2017. The firm regularly assesses the competitiveness of its fees and will continue to make adjustments as deemed appropriate. Operating expenses were $664.0 million in the current quarter. Excluding the $166.2 million charge related to the Dell matter recognized in the second quarter of 2016, operating expenses have increased 11.6% from the 2016 quarter. The firm currently expects that its operating expenses, excluding the impact of the Dell matter, will grow about 10% in 2017 versus 2016. The firm could elect to modify the pace of spending on its planned initiatives should markets rise or decline significantly. Compensation and related costs were $403.8 million in the current quarter, an increase of 8.8% over the second quarter of 2016, due primarily to additional headcount, an increase in the interim accrual of the annual bonus, and higher benefits. Benefits expenses rose primarily due to increased market valuations on its supplemental savings plan liability, which resulted in additional compensation expense. These increases were offset in part by higher labor capitalization related to internally developed software as the firm continues to invest in its technology capabilities. Average staff size increased by 6.8% from the second quarter of 2016, and the firm employed 6,651 associates at June 30, 2017. Advertising and promotion costs were $18.6 million in the current quarter, compared with $14.9 million in the 2016 quarter. The firm currently expects advertising and promotion costs for 2017 to grow up to 10% over 2016 as the firm executes on a number of strategic initiatives. Occupancy and facility costs, together with depreciation expense, were $83.1 million in the current quarter, an increase of 11.4% compared to the second quarter of 2016. The increase is due primarily to higher facility costs as well as the added costs to update and enhance technology capabilities, including related maintenance programs. Other operating expenses were $122.1 million in the current quarter, an increase of 23.5% from the comparable 2016 quarter, as operational and regulatory business demands continue to grow.

5 Net non-operating income was $112.0 million in the current quarter, an increase of $70.5 million from the second quarter of 2016. The components and variances are included in the table below: Three months ended 6/30/2016 6/30/2017 $ change Net realized gains on dispositions of sponsored fund investments $ — $ 30.3 $ 30.3 Ordinary dividend distributions from sponsored fund investments 1.8 3.5 1.7 Unrealized gains on sponsored fund investments 7.5 32.0 24.5 Net investment income on consolidated sponsored investment portfolios(1) 26.4 39.4 13.0 Other investment income 6.0 5.6 (.4 ) Other non-operating expenses, including foreign currency gains and losses (.2 ) 1.2 1.4 Net non-operating income $ 41.5 $ 112.0 $ 70.5 (1) A table detailing the impact the consolidated sponsored investment portfolios have had on the firm's consolidated statements of income is included at the end of this earnings release. Nearly all of the $30.3 million in net realized gains and $23.6 million of the $32.0 million in unrealized gains on sponsored funds recognized during the second quarter of 2017 resulted from the firm's decision to economically hedge the market exposure associated with its supplemental savings plan liability. The firm's effective tax rate for the second quarter of 2017 was 37.1%. The firm currently estimates its effective tax rate for 2017 will be about 37.4%. Management Commentary William J. Stromberg, the company’s president and chief executive officer, commented: “U.S. stocks rose broadly in the second quarter of 2017 with many major indexes reaching all-time highs. International stocks outperformed U.S. shares, aided by strengthening currencies relative to the U.S. dollar. Fixed income returns were also positive with healthy credit conditions in the U.S. and abroad. "Our assets under management grew by five percent in the second quarter of 2017, boosted by strong market returns, healthy alpha generation, and solid net inflows. Positive net flows continued into our international equity, fixed income, and asset allocation strategies, partially offset by modest outflows from U.S. equity. “Overall we are encouraged by increasing levels of client activity and by execution of our strategy. Our relative investment performance remains strong, investor interest continues to grow globally, and we are making good progress with our investments in product, distribution, and technology. Some highlights of activity that reflect ways we are meeting the needs of our clients and distribution partners include: • New Investment Products—Recently launched portfolios include the Retirement Income 2020 Fund (a new managed-payout fund) and the U.S. High Yield Fund (stemming from the acquisition of the

6 Henderson High Yield Opportunities Fund). We have also filed preliminary registration statements for the Multi-Strategy Total Return Fund and Capital Appreciation & Income Fund, both of which we expect to launch later this year. • Recent Vehicle Launches Gaining Traction—The T. Rowe Price ActivePlus Portfolios, retail separately managed accounts, and model portfolios are each attracting clients and assets. • Expanding Distribution Reach—Our mutual funds are now available on Fidelity Investments’ FundsNetwork® and their Institutional No Transaction Fee (iNTF) Program, further expanding their availability to retail investors and advisors with no transaction fees. This agreement follows the recent addition of our mutual funds to Charles Schwab’s Mutual Fund OneSource® service with no transaction fee. • Client Experience Enhancements—A new relationship management team servicing high-value individual investors in our direct channel is bolstering client engagement, and helping attract and retain assets. Likewise, our agile approach to innovating and developing improved client digital experiences is also seeing initial success. "With the progress we are making on our strategic priorities and the outstanding work of our associates, we are confident we are on the right track to enhance our competitiveness and grow and diversify our business. In this our 80th year, we remain committed to our guiding principle of always doing what is right for our clients. Over time, we believe that this approach will enable us to remain a premier asset manager and create attractive long-term value for our stockholders.” Other Matters The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the second quarter of 2017 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include additional information on the firm's unaudited financial results at June 30, 2017. Certain statements in this earnings release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial results, future transactions, new products and services, investments, capital expenditures, dividends, stock repurchases, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm's 2016 Form 10-K and June 30, 2017 Form 10-Q filed later today.

7 Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price's disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research. CONTACTS: Public Relations Brian Lewbart 410-345-2242 brian_lewbart@troweprice.com Investor Relations Teresa Whitaker 410-345-6586 teresa_whitaker@troweprice.com

Unaudited Consolidated Statements of Income
(in millions, except per share amounts)

	Three months ended		Six months ended	
Revenues	6/30/2016	6/30/2017	6/30/2016	6/30/2017
Investment advisory fees	$ 920.6	$ 1,043.9	$ 1,791.4	$ 2,035.0
Administrative fees	88.5	91.3	177.9	178.6
Distribution and servicing fees	35.6	36.4	69.5	71.6
Net revenues	1,044.7	1,171.6	2,038.8	2,285.2
Operating expenses				
Compensation and related costs	371.0	403.8	726.2	801.2
Advertising and promotion	14.9	18.6	38.0	44.2
Distribution and servicing costs	35.6	36.4	69.5	71.6
Depreciation and amortization of property and equipment	33.8	36.3	66.0	71.9
Occupancy and facility costs	40.8	46.8	82.2	92.2
Other operating expenses	98.9	122.1	196.3	224.8
Nonrecurring charge (insurance recoveries) related to Dell appraisal rights matter	166.2	—	166.2	(50.0)
Total operating expenses	761.2	664.0	1,344.4	1,255.9
Net operating income	283.5	507.6	694.4	1,029.3
Non-operating income				
Net investment income on investments	15.3	71.4	76.6	136.2
Net investment income on consolidated sponsored investment portfolios	26.4	39.4	50.2	88.3
Other income	(.2)	1.2	(.2)	2.5
Total non-operating income	41.5	112.0	126.6	227.0
Income before income taxes	325.0	619.6	821.0	1,256.3
Provision for income taxes	113.8	229.6	296.5	465.9
Net income	211.2	390.0	524.5	790.4
Less: net income attributable to redeemable non-controlling interests	7.9	16.1	17.1	30.6
Net income attributable to T. Rowe Price Group	**203.3**	**373.9**	**507.4**	**759.8**
Less: net income allocated to outstanding restricted stock and stock unit holders	4.0	8.5	9.8	17.2
Net income allocated to T. Rowe Price Group common stockholders	**$ 199.3**	**$ 365.4**	**$ 497.6**	**$ 742.6**
Earnings per share on common stock of T. Rowe Price Group				
Basic	$ .81	$ 1.52	$ 2.02	$ 3.08
Diluted	$ .79	$ 1.50	$ 1.97	$ 3.04
Weighted-average common shares				
Outstanding	246.9	239.8	246.8	240.9
Outstanding assuming dilution	252.6	243.0	252.2	244.2
Dividends declared per share	$ .54	$ .57	$ 1.08	$ 1.14

Impact of consolidated sponsored investment portfolios on consolidated statements of income (in millions)	Three months ended		Six months ended	
	6/30/2016	6/30/2017	6/30/2016	6/30/2017
Operating expenses reflected in net operating income	$ (3.5)	$ (2.7)	$ (6.1)	$ (5.3)
Net investment income reflected in non-operating income	26.4	39.4	50.2	88.3
Impact on income before taxes	$ 22.9	$ 36.7	$ 44.1	$ 83.0
Income attributable to T. Rowe Price Group's interest	$ 15.0	$ 20.6	$ 17.1	$ 52.4
Income attributable to redeemable non-controlling interests	7.9	16.1	27.0	30.6
	$ 22.9	$ 36.7	$ 44.1	$ 83.0

8

Investment Advisory Revenues (in millions)	Three months ended		Six months ended	
	6/30/2016	6/30/2017	6/30/2016	6/30/2017
Sponsored U.S. mutual funds				
Stock and blended asset	$ 551.1	$ 628.6	$ 1,070.6	$ 1,222.7
Bond and money market	118.0	125.7	230.6	247.4
	669.1	754.3	1,301.2	1,470.1
Other investment portfolios				
Stock and blended asset	210.3	240.3	408.2	468.2
Bond, money market, and stable value	41.2	49.3	82.0	96.7
	251.5	289.6	490.2	564.9
Total	$ 920.6	$ 1,043.9	$ 1,791.4	$ 2,035.0

Assets Under Management (in billions)	Average during					
	Three months ended		Six months ended		As of	
	6/30/2016	6/30/2017	6/30/2016	6/30/2017	12/31/2016	6/30/2017
Sponsored U.S. mutual funds						
Stock and blended asset	$ 383.6	$ 440.1	$ 372.4	$ 430.6	$ 401.3	$ 445.5
Bond and money market	108.5	120.1	106.4	117.8	112.9	121.0
	492.1	560.2	478.8	548.4	514.2	566.5
Other investment portfolios						
Stock and blended asset	209.9	244.7	203.2	238.0	220.8	254.0
Bond, money market, and stable value	70.7	81.0	68.4	79.2	75.8	83.1
	280.6	325.7	271.6	317.2	296.6	337.1
Total	$ 772.7	$ 885.9	$ 750.4	$ 865.6	$ 810.8	$ 903.6

Unaudited Condensed Consolidated Cash Flows Information (in millions)	Six months ended					
	6/30/2016			6/30/2017		
	Cash flow attributable to T. Rowe Price Group	Cash flow attributable to consolidated sponsored investment portfolios, net of eliminations	As reported on statement of cash flows	Cash flow attributable to T. Rowe Price Group	Cash flow attributable to consolidated sponsored investment portfolios, net of eliminations	As reported on statement of cash flows
Cash provided by (used in) operating activities, including ($74) of stock-based compensation expense and $150 related to the Dell appraisal rights matter attributable to T. Rowe Price Group in 2017	$ 662.2	$ (676.4)	$ (14.2)	$ 876.1	$ (736.9)	$ 139.2
Cash provided by (used in) investing activities, including ($83) for additions to property and equipment and $294 of proceeds from the sale of available-for-sale investments attributable to T. Rowe Price Group in 2017	(103.1)	265.1	162.0	114.1	23.5	137.6
Cash provided by (used in) financing activities, including T. Rowe Price Group common stock repurchases of $(447) and dividends paid of $(280) in 2017	(456.2)	540.0	83.8	(652.9)	717.7	64.8
Effect of exchange rate changes on cash and cash equivalents	—	(21.3)	(21.3)	—	3.8	3.8
Net change in cash and cash equivalents during period	$ 102.9	$ 107.4	$ 210.3	$ 337.3	$ 8.1	$ 345.4

9

Unaudited Condensed Consolidated Balance Sheet Information (in millions)	As of	
	12/31/2016	6/30/2017
Cash and cash equivalents	$ 1,204.9	$ 1,542.2
Accounts receivable and accrued revenue	455.1	488.7
Investments	1,257.5	1,333.7
Assets of consolidated sponsored investment portfolios	1,680.5	1,604.0
Property and equipment, net	615.1	624.3
Goodwill	665.7	665.7
Other assets	346.2	274.0
Total assets	6,225.0	6,532.6
Total liabilities, includes $65.6 at December 31, 2016, and $55.4 at June 30, 2017, from consolidated sponsored investment portfolios	529.2	736.4
Redeemable non-controlling interests	687.2	627.6
Stockholders' equity, 240.3 common shares outstanding at June 30, 2017, includes net unrealized holding gains of $10.1 at June 30, 2017	$ 5,008.6	$ 5,168.6

Cash, Cash Equivalents, and Investments Information (in millions)

	Interest Held by T. Rowe Price Group						
	Cash and discretionary investments in sponsored portfolios	Investments in sponsored portfolios to hedge supplemental savings plan	Seed capital investments in sponsored portfolios	Investment in UTI and other investments	Total	Redeemable non-controlling interests	As reported on consolidated balance sheet 6/30/2017
Cash and cash equivalents	$ 1,542.2	$ —	$ —	$ —	$ 1,542.2	$ —	$ 1,542.2
Investments	675.6	172.3	251.2	234.6	1,333.7	—	1,333.7
Net assets of consolidated sponsored investment portfolios	3.1	—	917.9	—	921.0	627.6	1,548.6
	$ 2,220.9	$ 172.3	$ 1,169.1	$ 234.6	$ 3,796.9	$ 627.6	$ 4,424.5

Quarterly Financial Impact of Dell Appraisal Rights Matter (in millions)

Three months ended	Pre-tax operating expense	Pre-tax operating cash flow
June 30, 2016	$ 166.2	$ (164.0)
September 30, 2016	—	(.9)
December 31, 2016	(100.0)	(1.3)
Total - 2016	66.2	(166.2)
March 31, 2017	(50.0)	140.0
June 30, 2017	—	10.0
Total impact of Dell appraisal rights matter	$ 16.2	$ (16.2)

10

Non-GAAP Information and Reconciliation

The firm believes the non-GAAP financial measures below provide relevant and meaningful information to investors about its core operating results. These measures have been established in order to increase transparency for the purpose of evaluating the firm's core business, for comparing current results with prior period results, and to enable more appropriate comparison with industry peers. However, non-GAAP financial measures should not be considered as a substitute for financial measures calculated in accordance with U.S. GAAP and may be calculated differently by other companies. The following schedule (in millions, except for per-share amounts) reconciles U.S. GAAP financial measures to non-GAAP measures for the three- and six-month period ended June 30, 2016 and 2017.

	Three months ended		Six months ended	
	6/30/2016	6/30/2017	6/30/2016	6/30/2017
Operating expenses, GAAP basis	$ 761.2	$ 664.0	$ 1,344.4	$ 1,255.9
Non-GAAP adjustments:				
Expenses of consolidated sponsored investment portfolios, net of elimination of its related management fee[1]	(1.7)	(1.7)	(3.0)	(3.5)
Insurance recoveries (nonrecurring charge) related to Dell appraisal rights matter [3]	(166.2)	—	(166.2)	50.0
Adjusted operating expenses	$ 593.3	$ 662.3	$ 1,175.2	$ 1,302.4
Net income attributable to T. Rowe Price Group, GAAP basis	$ 203.3	$ 373.9	$ 507.4	$ 759.8
Non-GAAP adjustments:				
Net income of consolidated sponsored investment portfolios, net of redeemable non-controlling interests[1]	(15.0)	(20.6)	(27.0)	(52.4)
Non-operating income, excluding impact of consolidated sponsored investment portfolios[2]	(15.1)	(72.6)	(76.4)	(138.7)
Nonrecurring charge (insurance recoveries) related to Dell appraisal rights matter [3]	166.2	—	166.2	(50.0)
Income tax impacts of non-GAAP adjustments [4]	(53.8)	37.2	(24.5)	96.4
Adjusted net income attributable to T. Rowe Price Group	$ 285.6	$ 317.9	$ 545.7	$ 615.1
Diluted earnings per common share, GAAP basis	$ .79	$ 1.50	$ 1.97	$ 3.04
Non-GAAP adjustments:				
Consolidated sponsored investment portfolios [1]	(.04)	(.05)	(.07)	(.13)
Non-operating income, excluding impact of consolidated sponsored investment portfolios[2]	(.03)	(.17)	(.17)	(.33)
Nonrecurring charge (insurance recoveries) related to Dell appraisal rights matter [3]	.39	—	.39	(.12)
Adjusted diluted earnings per common share[5]	$ 1.11	$ 1.28	$ 2.12	$ 2.46

[1] The non-GAAP adjustments add back the management fees that the firm earns from the consolidated sponsored investment portfolios and subtract the investment income and operating expenses of these portfolios that have been included in the firm's U.S. GAAP consolidated statements of income. Management believes the consolidated sponsored investment portfolios may impact the reader's ability to understand the firm's core operating results. The following table details the calculation of net income of consolidated sponsored investment portfolios, net of redeemable non-controlling interests, for the three- and six-month period ended June 30, 2016 and 2017:

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12 Three months ended Six months ended 6/30/2016 6/30/2017 6/30/2016 6/30/2017 Net investment income of consolidated sponsored portfolios $ 26.4 $ 39.4 $ 50.2 $ 88.3 Operating expenses of consolidated sponsored portfolios (3.5) (2.7) (6.1) (5.3) Net income of consolidated sponsored portfolios 22.9 36.7 44.1 83.0 Less: net income attributable to redeemable non-controlling interests 7.9 16.1 17.1 30.6 T. Rowe Price's portion of net income $ 15.0 $ 20.6 $ 27.0 $ 52.4 (2) This non-GAAP adjustment removes the non-operating income that remains after backing out the portion related to the consolidated sponsored investment portfolios. Management believes excluding non-operating income helps the reader's ability to understand the firm's core operating results and increases comparability to prior years. Additionally, management does not emphasize the impact of non-operating income when managing the firm and evaluating its performance. The following table details the calculation of other non-operating income for the three- and six-month period ended June 30, 2016 and 2017: Three months ended Six months ended 6/30/2016 6/30/2017 6/30/2016 6/30/2017 Total non-operating income $ 41.5 $ 112.0 $ 126.6 $ 227.0 Less: net investment income of consolidated sponsored portfolios 26.4 39.4 50.2 88.3 Total other non-operating income $ 15.1 $ 72.6 $ 76.4 $ 138.7 (3) In the second quarter of 2016, the firm recognized a nonrecurring charge of $166.2 million related to the firm's decision to compensate certain clients in regard to the Dell appraisal rights matter. In the first quarter of 2017, the firm recognized insurance recoveries of $50 million as a reduction in operating expenses from claims that were filed in relation to the matter. Management believes it is useful to readers of the firm's consolidated statements of income to adjust for these non-recurring insurance recoveries in arriving at adjusted operating expenses and net income attributable to T. Rowe Price Group, Inc. and diluted earnings per share, as this will aid with comparability to prior periods and analyzing the firm's core business results. (4) These were calculated using the effective tax rate applicable to the related items. (5) This non-GAAP measure was calculated by applying the two-class method to adjusted net income attributable to T. Rowe Price Group, Inc. divided by the weighted-average common shares outstanding assuming dilution.